

November 30, 2011

<u>Via E-mail</u>
Tsz-Kit Chan
Chief Financial Officer
QKL Stores Inc.
4 Nanreyuan Street
Dongfeng Road
Sartu District
Daqing, P.R. China 163311

>   **Re: QKL Stores Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 31, 2011**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
>   **Filed November 14, 2011**
>   **Response dated November 28, 2011**
>   **File No. 1-34498**

Dear Mr. Chan:

We have reviewed your response dated November 28, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Item 9A. Controls and Procedures, page 48</u>

<u>Management's Report on Internal Control Over Financial Reporting, page 48</u>

1. We reviewed your response to comment 4 in our letter dated November 10, 2011. In light of the restatement, please disclose a material weakness regarding management's ability to prepare financial statements in accordance with U.S. GAAP and disclose how

you will remedy the material weakness in the future. Otherwise, please explain in detail why you believe such disclosure is not necessary.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-6

Note 6 - Goodwill, page F-29

2. We reviewed your response to comment 2 in our letter dated November 10, 2011. Please tell us whether the operating rights purchased pursuant to business transfer agreements are issued by the Chinese government or other governmental agency and if so, the average length of time the rights are effective. Please also tell us whether you entered into non-compete agreements in connection with your business combinations and if so, how you accounted for such agreements referencing authoritative literature that supports your accounting treatment. In addition, please provide specific facts and circumstances supporting your conclusion that acquired operating rights should be recognized as goodwill rather than as amortizable intangible assets.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Part I: Financial Information, page 2

Item 1. Financial Statements, Page 2

3. We note that your current market capitalization is significantly below the carrying value of your net assets. We also note that your market capitalization as of September 30, 2011 was significantly below the carrying value of your net assets. Please tell us whether you performed an interim impairment test of goodwill. If not, please explain to us how you analyzed the difference to conclude that an impairment test was not necessary. In addition, please tell us your consideration of discussing your market capitalization as compared to the carrying value of your net assets in your discussion of critical accounting estimates on page 18 or elsewhere in the filing.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: Eric Doering
        Loeb & Loeb LLP